Consent of Independent Auditors


The Board of Directors
Drew Industries Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-88582) on Form S-8 of Drew Industries Incorporated of our reports dated February 11, 1998 relating to the consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which report refers to a change to the FIFO method of valuing inventory and our report dated February 11, 1998 relating to the financial statement schedule, which reports appear in or are incorporated by reference in the December 31, 1997, annual report on Form 10-K of Drew Industries Incorporated.


                                             KPMG Peat Marwick LLP


Stamford, Connecticut
March 27, 1998